Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 6-K and our Annual Report on Form 20-F (“Annual Report”) filed with the Securities and Exchange Commission on March 29, 2013.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Form 6-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Such forward-looking statements include any expectation of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements related to adding employees; statements related to future capital expenditures; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” in our Annual Report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Fleetmatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of March 31, 2013, we had more than 19,000 customers who collectively deployed our solutions in over 356,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the three months ended March 31, 2013, we collected an average of approximately 41 million data points per day from these vehicles, and we have aggregated over 38 billion data points since our inception, which we believe provides valuable information that we may consider in the development of complementary solutions and additional sources of revenue.

We were founded in 2004 in Dublin, Ireland through a combination of two fleet management companies, WebSoft Ltd. and Moviltec Ltd. Since inception, our software has been designed to be delivered as a hosted, multi-tenant offering, accessed through a Web browser utilizing broadly available in-vehicle devices to transmit vehicle and driver behavioral data to our databases over cellular networks. In July 2010, we completed the acquisition of SageQuest, Inc., or SageQuest, in exchange for a cash payment of approximately $37.0 million. Through our SageQuest branded product, we provide configurable SaaS-based fleet management solutions to customers requiring integration capabilities with third-party workflow solutions or that require advanced levels of administrative flexibility.

We derive substantially all of our revenues from subscription agreements to our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. We generate sales through lead-generating Web-based advertising and targeted outbound sales efforts, which we then work to convert into paying customers. Our in-vehicle devices are installed by our network of installation partners. Initial customer contracts are typically 36 months in duration with renewal automatically for one-year intervals thereafter, unless the customer elects not to renew. These contract terms provide us with a high degree of visibility into future revenue. Our customer contracts are non-cancelable, and our customers generally are billed on a monthly basis.

We have achieved significant revenue growth historically. Our growth has been driven through a combination of selling to new customers, selling additional vehicle subscriptions to existing customers, as their number of vehicles under management increases, as well as selling additional features to our existing customers. Our customer acquisition model is designed to be efficient and scalable by focusing on acquiring large volumes of leads primarily through Web-based sales and marketing efforts. Through these efforts, we have successfully driven strong growth in sales among a relatively diverse and distributed SMB customer base. In the three months ended March 31, 2013 and 2012, our largest customer accounted for approximately 4% and 2%, respectively, of our subscription revenue and our top 25 customers represented approximately 14% and 9%, respectively, of our subscription revenue.

As we pursue our growth strategy, we will have many opportunities and challenges. One of our key initiatives is to expand our business internationally and we expect to hire additional personnel as we pursue this expansion. We may also complete strategic acquisitions to help us expand our sales and operations internationally. We will have to address additional risks as we pursue this international expansion, including the difficulties of localizing our solutions, competing with local companies as well as the challenge of managing and staffing international operations. We also intend to explore opportunities to capitalize on the data we accumulate from our customers’ vehicles as we seek ways to monetize this valuable information. Over time, we may experience pressure on pricing as our products become more mature and as competition intensifies in various markets. Each of our strategic initiatives will require expenditure of capital and management focus and we may be unsuccessful as we execute our strategy.

In each quarter since our inception, we have increased our number of customers and the number of vehicles subscribed to our solutions. As of March 31, 2013, we had approximately 356,000 vehicles under subscription, an increase of 7.6% from approximately 331,000 as of December 31, 2012. Our subscription revenue in the three months ended March 31, 2013 grew 38.0% to $38.4 million compared to $27.8 million in the three months ended March 31, 2012. As the business has grown, we have leveraged our scale to negotiate improved pricing associated with application hosting, procurement of in-vehicle devices, telecommunication services and third-party data subscription services. We reported net income of $3.0 million in the three months ended March 31, 2013 compared to net income of $1.0 million in the three months ended March 31, 2012. Our Adjusted EBITDA in the three months ended March 31, 2013 grew 81.1% to $11.1 million compared to $6.1 million in the three months ended March 31, 2012.

Key Financial and Operating Metrics

In addition to traditional financial metrics, we monitor the ongoing operation of our business using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements.

	Three Months Ended March 31,
	2013	2012
	(Dollars in thousands)
Adjusted EBITDA	$11,059	$6,105
Net churn	1.3%	0.8%

Total vehicles under subscription. This metric represents the number of vehicles managed by our customers utilizing one or more of our SaaS solutions at the end of the period. Since our revenue is primarily driven by the number of vehicles that subscribe to our SaaS solutions, we believe that total vehicles under subscription is an important metric to monitor. As of March 31, 2013 and 2012, total vehicles under subscription was approximately 356,000 and 256,000, respectively.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle-devices owned by customers, amortization of intangible assets, share-based compensation, certain non-recurring litigation and settlement costs, certain non-recurring secondary public offering costs and costs associated with our Management Services Agreement with Privia.

We have included Adjusted EBITDA in this Management’s Discussion and Analysis of Financial Condition and Results of Operations because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget and to develop short—and long-term operational plans; and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Adjusted EBITDA is a key financial measure used by the compensation committee of our Board of Directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not reflect the costs of certain non-recurring litigation and settlement payments;

•	Adjusted EBITDA does not reflect the costs of certain non-recurring secondary public offering costs;

•	Adjusted EBITDA does not include foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following unaudited table presents a reconciliation from net income to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended March 31,
	2013	2012
	(In thousands)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$2,960	$1,024
Provision for income taxes	2,105	718
Interest (income) expense, net	366	623
Foreign currency transaction (gain) loss, net	356	(216)
Depreciation and amortization of property and equipment	2,992	2,134
Amortization of capitalized in-vehicle devices owned by customers	213	139
Amortization of intangible assets	467	583
Secondary public offering costs	636	—
Litigation and settlements	360	—
Share-based compensation	604	547
Management Services Agreement expense	—	553

Adjusted EBITDA (unaudited)	$11,059	$6,105

Net churn. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. This provides us an appropriate measure of churn as it reflects the stability of our existing customer base before taking into account new customers as existing customers may remain a customer, but decrease the total number of subscribed vehicles at their contractual point of renewal, and conversely, may increase the number of vehicles under subscription at any point of time. When the number of vehicles under subscription added from existing customers exceeds the number of vehicles under subscription lost from existing customers in the period, this formula generates a positive number. SageQuest vehicles under subscription and vehicles under subscription lost are not reflected as part of the churn calculation prior to July 2010 when we acquired it.

Privia Management Services Agreement

In November 2010, we entered into a consulting and non-compete agreement, or the Management Services Agreement, with Privia Enterprises Limited, or Privia, a company controlled by certain of our former shareholders, one of whom continued to serve as a member of our Board of Directors through February 2012. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, we agreed to pay Privia up to $15.0 million in three separate installments if we sold a specified number of subscriptions, measured by unit installation, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and were scheduled to be paid as follows: $3.0 million for the period ending March 31, 2012, $5.0 million for the period ending March 31, 2013 and $7.0 million for the period ending March 31, 2014. We recorded expense of $0.6 million for the three months ended March 31, 2012 in relation to this agreement. On August 20, 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

Components of Results of Operations

Subscription Revenue

We derive substantially all of our revenue from subscription fees for our solutions, which include the use of our SaaS fleet management solution and an in-vehicle device. Our revenue is driven primarily by the number of vehicles under subscription and the price per vehicle under subscription. In addition, we generate revenue by selling our customers additional subscriptions, such as our fuel card integration and integration with GPS navigation devices. To a much lesser extent, we sell aggregated, anonymous data to traffic subscription service providers.

Our contract terms generally are 36 months for their initial term with automatic annual renewals thereafter, unless the customer elects not to renew. We collect fees from our customers for a ratable portion of the contract on a periodic basis, generally on a monthly basis in advance. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, our payment terms are typically monthly in advance; however, we continue to enable our customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of costs related to communications, third-party data and hosting costs (which include the cost of telecommunications charges for data; subscription fees paid to third-party providers of Internet maps; posted speed limit and other data; and costs of hosting of our software applications underlying our product offerings); third-party costs related to the maintenance and repair of installed in-vehicle devices, which we refer to as field service costs; depreciation of in-vehicle devices (including installation and shipping costs related to these devices); amortization of capitalized in-vehicle devices owned by customers; personnel costs (including share-based compensation) of our customer support activities and related to configuration of our solutions to interface with the customers’ workflow or other internal systems where necessary; amortization expense for internal-use capitalized software costs; amortization of developed technology acquired as part of our SageQuest acquisition in 2010; amortization of the patent for our vehicle tracking system; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We allocate a portion of customer support costs related to assisting in the sales process to sales and marketing expense.

We capitalize the cost of installed in-vehicle devices (including installation and shipping costs related to these devices) and depreciate these costs over the estimated useful life of the devices or over the estimated average customer relationship period, which are both currently six years. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the device under contract, the depreciation period is accelerated resulting in the carrying value being expensed in the then-current period. Should an installed in-vehicle device require replacement because it has become defective, we record as expense the cost of the replacement part or device when provided.

The expenses related to our hosted software applications are only modestly affected by the number of customers who subscribe to our products because of the scalability of our software applications, data expansion and hosting infrastructure. However, many of the other components of our cost of subscription revenue, such as depreciation of in-vehicle devices and installation and shipping costs related to these devices, communications expense and subscription fees paid to our Internet map providers and for other third-party data are variable costs affected by the number of vehicles subscribed by customers.

We expect that the cost of subscription revenue in absolute dollars may increase in the future depending on the growth rate of subscription sales to new and existing customers and our resulting need to service and support those customers. We also expect that cost of subscription revenue as a percentage of subscription revenue will fluctuate from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits (including share-based compensation) for sales and marketing personnel, including the amortization of deferred commissions and travel related expenses; advertising and promotional costs; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included in our sales and marketing expenses is the amortization of the value of customer relationships and trademarks acquired as part of our SageQuest acquisition in 2010. Advertising costs consist primarily of pay-per-click advertising with search engines, other online and offline advertising media, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. We capitalize commission costs that are incremental and directly related to the acquisition of new customer contracts or renewals. We pay commissions in full when we receive the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as an expense immediately upon such termination.

We plan to continue to invest in sales and marketing in order to drive growth in our sales and continue to build brand and category awareness. We expect sales and marketing expenses to increase in absolute dollars and to continue to be our largest operating expense in absolute dollars and as a percentage of subscription revenue, although they may fluctuate as a percentage of subscription revenue.

Research and Development

Research and development expenses consist primarily of wages and benefits (including share-based compensation) for product management and development personnel, costs of external consultants, and, to a lesser extent, an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our existing products as well as on expanding and developing new offerings. The majority of our research and development employees are located in our development center in Ireland. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. Research and development costs are expensed as incurred, except for certain internal-use software development costs that qualify for capitalization, such as costs related to software enhancements that add functionality, which are capitalized and amortized over their estimated useful life.

We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue.

General and Administrative

General and administrative expenses consist primarily of wages and benefits (including share-based compensation) for administrative services, human resources, internal information technology support, executive, legal, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; bad debt expenses; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included within our general and administrative expenses are costs related to the Management Services Agreement we entered into in November 2010 with Privia.

We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company.

Interest Income (Expense), net

Interest income (expense), net consists primarily of interest expense on our outstanding debt as well as on our capital lease obligations.

Foreign Currency Transaction Gain (Loss), net

Foreign currency transaction gain (loss), net consists primarily of the net unrealized gains and losses recognized upon revaluing the foreign currency-denominated intercompany payables and receivables of our various subsidiaries at each balance sheet date. To a lesser extent, foreign currency transaction gain (loss), net also consists of the transaction gains and losses recorded to revalue the foreign currency-denominated customer accounts receivable and vendor payables recorded by our subsidiaries that transact in currencies other than their functional currency. We currently do not engage in hedging activities related to our foreign currency-denominated intercompany balances or our customer receivables and other payables; as such, we cannot predict the impact of future foreign currency transaction gains and losses on our operating results. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. There are two main drivers of our annual effective tax rate. First, as a multi-national company, we are subject to tax in various jurisdictions which apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law which is subject to interpretation on a jurisdiction by jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 23%, respectively. Second, as a result of our global business model, we engage in a significant number of cross-border intercompany transactions. As a result of these transactions, we have recorded reserves for uncertain tax positions related to how the different jurisdictions may conclude on the tax treatment of the transaction and how we might settle those exposures. There is no guarantee that how one jurisdiction might view a particular transaction will be respected by another jurisdiction. Additionally, there may be instances where our income is subject to taxation in more than one jurisdiction.

Critical Accounting Policies and Estimates

Our unaudited interim financial statements and other financial information as of and for the three months ended March 31, 2013, as presented herein and in Exhibit 99.1 to this Form 6-K, reflects no material changes in our critical accounting policies and estimates as set forth in Item 5 “Operating and Financial Review and Prospects—Components of Results of Operations” included in the Annual Report filed with the Securities and Exchange Commission on March 29, 2013.

Results of Operations

The following table presents our results of operations in thousands of dollars and as a percentage of subscription revenue for each of the periods indicated (certain items may not foot due to rounding).

	Three Months Ended March 31,
	2013		2012
	Amount	Percent of Revenue	Amount	Percent of Revenue
	(Dollars in thousands)
Subscription revenue	$38,419	100.0%	$27,839	100.0%
Cost of subscription revenue	9,997	26.0	8,443	30.3

Gross profit	28,422	74.0	19,396	69.7

Operating expenses:
Sales and marketing	12,601	32.8	9,934	35.7
Research and development	2,094	5.5	1,617	5.8
General and administrative	7,940	20.7	5,696	20.5

Total operating expenses	22,635	58.9	17,247	62.0

Income from operations	5,787	15.1	2,149	7.7
Interest income (expense), net	(366)	(0.9)	(623)	(2.2)
Foreign currency transaction gain (loss), net	(356)	(0.9)	216	0.8

Income before income taxes	5,065	13.2	1,742	6.3
Provision for income taxes	2,105	5.5	718	2.6

Net income	$2,960	7.7%	$1,024	3.7%

Subscription Revenue

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Subscription revenue	$38,419	$27,839	38.0%

Subscription revenue increased by $10.6 million, or 38.0%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. This revenue growth was primarily driven by the increase in the average number of vehicles under subscription, which grew by approximately 39.1% from the three months ended March 31, 2012 to the three months ended March 31, 2013. As of the period-ends, the number of vehicles under subscription increased from approximately 256,000 as of March 31, 2012 to approximately 356,000 as of March 31, 2013. The increase in vehicles under subscription was due in large part to our investment in sales and marketing of our solutions, including the addition of 50 sales and marketing personnel from period-end to period-end. Our average selling prices generally remained stable, while volume increased in the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Cost of Subscription Revenue

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Cost of subscription revenue	$9,997	$8,443	18.4%

Cost of subscription revenue increased by $1.6 million for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 39.1% period-end to period-end. Communications, third-party data and hosting costs increased by $0.2 million due to the increase in the number of installed in-vehicle devices, comprised of an increase of $0.1 million in third-party data subscription fees and an increase of $0.1 million in hosting costs for our software applications. Field service costs for maintenance and repair of installed in-vehicle devices increased by $0.3 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $0.8 million primarily due to the increase in the number of vehicles under subscription. Payroll and related expenses increased by $0.2 million primarily due to an increase of 18 employees in our customer support and configuration groups.

As a percentage of subscription revenue, our cost of subscription revenue decreased from 30.3% in the three months ended March 31, 2012 to 26.0% in the three months ended March 31, 2013. As our business and subscription revenue has grown, the decrease in cost of subscription revenue as a percentage of subscription revenue has resulted from leveraging our scale to negotiate improved pricing for our subscriber-based costs, such as the cost of in-vehicle devices, data communication charges and third-party data subscription fees, including those for mapping and posted speed limit data. In addition, we achieved improved economies of scale from our hosting activities and configuration personnel as these components of our costs result in minimal incremental cost per vehicle under subscription.

Sales and Marketing Expense

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Sales and marketing expense	$12,601	$9,934	26.8%

Sales and marketing expense increased $2.7 million, or 26.8%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $1.0 million, inclusive of commissions and share-based compensation, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 50 sales and marketing personnel from period-end to period-end. Those 50 new employees were added to further pursue the continued sales growth strategy of our business. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Advertising and promotional expenditures increased by $1.0 million due to additional marketing and advertising efforts. Recruiting expense increased by $0.1 million and travel expense increased by $0.3 million as a result of our additional hiring efforts, and facilities expense increased by $0.4 million as a result of additional office space requirements for our newly hired employees. These increases were partially offset by decreased amortization expense of $0.1 million related to customer relationships and trademarks acquired in the SageQuest acquisition. Customer relationships, trademarks and acquired developed technology are amortized over their estimated useful lives, which range from three to nine years, based on the pattern over which the Company expects to consume the economic benefit of each asset which in general reflects the expected cash flows from each asset.

As a percentage of subscription revenue, sales and marketing expense decreased from 35.7% in the three months ended March 31, 2012 to 32.8% in the three months ended March 31, 2013 primarily due to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period-over-period.

Research and Development Expense

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Research and development expense	$2,094	$1,617	29.5%

Research and development expense increased $0.5 million, or 29.5%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The increase was primarily due to additional payroll-related costs of $0.3 million resulting from an increase of 8 product management and development personnel, additional travel-related expenses of $0.1 million incurred related to additional employees hired, and $0.1 million of consulting fees to further enhance and develop our products.

Research and development expense for the three months ended March 31, 2013 and 2012 of $2.1 million and $1.6 million, respectively, was recorded net after capitalization of $0.4 million and $0.2 million, respectively, of costs related to our internal-use software applications accessed by our customers through our website.

As a percentage of subscription revenue, research and development expense decreased from 5.8% in the three months ended March 31, 2012 to 5.5% in the three months ended March 31, 2013. This decrease was attributable to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period-over-period.

General and Administrative Expense

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
General and administrative expense	$7,940	$5,696	39.4%

General and administrative expense increased $2.2 million, or 39.4%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. This increase was primarily due to an increase of $1.1 million in payroll-related costs and an increase of $0.9 million in professional fees. The increase in payroll-related costs was primarily the result of an increase of 23 general and administrative personnel period-over-period. The increase in employees was primarily due to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience. The increase in professional fees period-over-period reflected an increase of $1.4 million in accounting, tax and audit fees related to the audit of our financial statements and professional fees related to our secondary public offering. In addition, professional fees in the three months ended March 31, 2012 included $0.6 million of expenses accrued for consulting fees under our Management Services Agreement with Privia while no expenses were incurred in 2013. In August 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that were payable by us under the Management Services Agreement. Also contributing to the increase in general and administrative expense period-over-period was an increase of $0.2 million of office-related costs associated with our additional employees and an increase of $0.1 million in merchant and bank fees due to the increase in customer subscriptions.

As a percentage of subscription revenue, general and administrative expense increased from 20.5% in the three months ended March 31, 2012 to 20.7% in the three months ended March 31, 2013. This increase was primarily due to the increases period-over-period related to the increases in payroll and related expenses and accounting, tax and audit fees period-over-period as noted above. Other cost increases in general and administrative expense were in line with the percentage growth in subscription revenue period-over-period.

Interest Income (Expense), net

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Interest income (expense), net	$(366)	$(623)	(41.3)%

Interest income (expense), net for the three months ended March 31, 2013 decreased $0.3 million, or 41.3% as compared to the three months ended March 31, 2012 and primarily reflects the interest expense incurred on our long-term debt as well as amortization expense of related debt discounts and deferred financing costs. In conjunction with the SageQuest acquisition in July 2010, we entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC, or DE Shaw, for $17.5 million of senior secured notes, which we refer to as the Senior Secured Notes. The outstanding principal amount of the Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.5% per annum (based on actual days), but not less than 12.5%. In May 2012, we repaid the Senior Secured Notes in full and we entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25.0 million Term Loan and a $25.0 million Revolving Credit Facility. The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Interest income netted against interest expense was immaterial in the three months ended March 31, 2013 and 2012.

Foreign Currency Transaction Gain (Loss), net

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Foreign currency transaction gain (loss), net	$(356)	$216	(264.8)%

For the three months ended March 31, 2013, we recognized $0.4 million in foreign currency transaction losses. For the three months ended March 31, 2012, we recognized $0.2 million in foreign currency transaction gains. Foreign currency transaction gain (loss), net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on intercompany payables and receivables denominated in currencies other than the functional currencies of the legal entities in which the transactions are recorded. Foreign currency transaction gains (losses) arise from fluctuations in the value of the U.S. dollar compared to other currencies in which we transact primarily the euro and British pound.

Provision for Income Taxes

	Three Months Ended March 31,
	2013	2012	% Change
	(Dollars in thousands)
Provision for income taxes	$2,105	$718	193.2%

Our provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. We are subject to tax in various jurisdictions that apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law, which is subject to interpretation on a jurisdiction-by-jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate on its trading income and 25% on its non-trading income and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 23%, respectively.

Our effective income tax rate for the three months ended March 31, 2013 and 2012 was 41.6% and 41.2%, respectively, on pre-tax income of $5.1 million and $1.7 million, respectively. Our effective tax rates for the three months ended March 31, 2013 and 2012 were higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increases associated with these items was partially offset by research tax credits in Ireland.

Our provision for income taxes may change from period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws including enacted statutory rates, as well as recurring factors, including changes in the mix of earnings in countries with differing statutory tax rates. As a result of our global business model and cross-border intercompany transactions, a change in uncertain tax positions or a change in statutory rates, particularly in Ireland, could have a significant effect on our overall effective tax rate.

Liquidity and Capital Resources

	Three Months Ended March 31,
	2013	2012
	(in thousands)
Cash flows provided by operating activities	$12,077	$4,493
Cash flows used in investing activities	(8,930)	(5,644)
Cash flows used in financing activities	(1,144)	(243)
Effect of exchange rate changes on cash	(72)	12

Net increase (decrease) in cash	$1,931	$(1,382)

In connection with our October 2012 initial public offering, we received aggregate proceeds of $93.3 million net of underwriting discounts and commissions and offering costs paid by us.

Prior to our October 2012 initial public offering, we funded our operations, capital expenditures and the acquisition of SageQuest primarily through sales of our fleet management solutions to customers, the net proceeds of approximately $54.2 million from the issuance of shares in our capital since our inception, and the net proceeds of $31.5 million from debt issued in 2010 and 2012. At March 31, 2013, our principal sources of liquidity were our cash balance of $102.0 million and borrowings of up to $25.0 million available under our revolving credit facility.

Operating Activities

Operating activities provided $12.1 million of cash in the three months ended March 31, 2013. The cash flow provided by operating activities resulted primarily from our net income of $3.0 million, net non-cash charges of $7.3 million, and net cash of $1.8 million provided by changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $5.1 million of depreciation and amortization expense, $0.4 million of provisions for accounts receivable and deferred tax assets, $0.6 million of share-based compensation expense, and $0.8 million for losses on disposal of property and equipment and other assets. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $3.1 million increase in deferred revenue, $1.4 million increase in accounts payable, accrued expenses, and other current liabilities, and a $0.3 million increase in accrued income taxes, partially offset by a $1.2 million increase in prepaid expenses and other assets and $1.8 million increase in our accounts receivable from customers. The increase in deferred revenue was attributable to a greater number of customers in 2013 than in 2012 prepaying for a portion of their subscription. The increase in our accounts payable and accrued expenses resulted from our increased spending due to the growth of our business. The increase in our accrued taxes was due to net increases in our prior-year tax reserves. The increase in our prepaid expenses and other assets was due to increases in deferred commissions and capitalized costs of in-vehicle devices owned by customers due to the growth in our business as well as deferred financing costs related to our Senior Secured Credit Facility. The increase in our accounts receivable was due to the increase in subscription revenue from the three months ended March 31, 2012 to the three months ended March 31, 2013 resulting from the increased number of vehicles under subscription.

Investing Activities

Net cash used in investing activities was $8.9 million and $5.6 million for the three months ended March 31, 2013 and 2012, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $8.5 million and $5.4 million in the three months ended March 31, 2013 and 2012, respectively, as well as costs capitalized for internal-use software of $0.4 million and $0.2 million in the three months ended March 31, 2013 and 2012, respectively.

Financing Activities

Net cash used in financing activities was $1.1 million and $0.2 million for the three months ended March 31, 2013 and 2012, respectively. Net cash used in financing activities for the three months ended March 31, 2013 consisted of payments of previously accrued initial public offering costs of $0.9 million, payments of our Term Loan of $0.3 million, payments of our capital lease obligations of $0.1 million, partially offset by proceeds from the issuance of ordinary shares under stock option plans of $0.2 million. Net cash used in financing activities for the three months ended March 31, 2012 consisted of payments of our Senior Secured Notes of $0.1 million and payments of our capital lease obligations of $0.1 million.

Indebtedness and Liquidity

We believe that our cash and borrowings available under our Senior Secured Credit Facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

On May 10, 2012, we entered into a credit facility with Wells Fargo Capital Finance, LLC, as administrative agent and lender, consisting of a $25 million term loan, or the Term Loan, and a $25 million revolving line of credit, or the Revolving Credit Facility, which expires on May 10, 2017 and which we refer to collectively as the Senior Secured Credit Facility. The Senior Secured Credit Facility is collateralized by a senior first-priority lien on all of our assets and property, subject to certain customary exclusions. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25 million Term Loan, and to provide us with an additional source of liquidity. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios. As of March 31, 2013, no borrowings were outstanding under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable quarterly commencing on December 31, 2012, with $0.3 million due in 2012, $1.3 million due in 2013, $1.4 million due in 2014, $2.0 million due in 2015, $2.5 million due in 2016 and $17.5 million due in 2017. All amounts borrowed under the Revolving Credit Facility are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

The Senior Secured Credit Facility contains financial covenants that, among other things, require us to maintain liquidity of at least $10 million, comprised of cash plus availability under borrowings, and limits our maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2013 and 2014. The Senior Secured Credit Facility also requires us to maintain other affirmative and negative covenants. We were in compliance with all such covenants as of March 31, 2013.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. Our Term Loan bears interest at a rate of either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. We have a lease for 11,600 square feet of office space in Wellesley, Massachusetts for our U.S. headquarters which is effective through March 2017. We lease approximately 31,200 square feet of office and warehouse space in Ohio under operating leases that expire in November 2017 with a five-year extension option. We lease office space in Ireland for our registered office and for our research and development and sales teams under operating leases that expire in May 2022. We have a lease for 2,200 square feet of office space in Templeogue Village, Dublin, which expires in 2036. We lease office space in Rolling Meadows, Illinois, Clearwater, Florida, Charlotte, North Carolina, Tempe, Arizona and Atlanta, Georgia for our sales teams and Reading, U.K. for a customer care center under lease agreements that expire at various dates through 2019.

We have non-cancelable purchase commitments related to telecommunications, mapping and subscription software services that are payable through 2015.

We have agreements with various vendors to provide specialized space and equipment and related services from which we host our software application. The agreements include payment commitments that expire at various dates through 2014.

The following table summarizes our contractual obligations at March 31, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term Loan and Revolving Credit Facility(1)	$29,078	$2,506	$6,047	$20,525	$—
Capital lease obligations(2)	555	406	149	—	—
Operating lease obligations(3)	10,773	1,797	3,674	2,954	2,348
Outstanding purchase obligations(4)	4,738	3,722	1,016	—	—
Data center commitments(5)	4,942	2,515	2,427	—	—

Total(6)	$50,086	$10,946	$13,313	$23,479	$2,348

(1)	Represents the contractually required principal and interest payments on our Term Loan in existence at March 31, 2013 in accordance with the required payment schedule and the unused line fees and service fees contractually required under our Revolving Credit Facility. Cash flows associated with future interest payments to be made were calculated using the interest rate in effect as of March 31, 2013, which was 4.5%.
(2)	Represents the contractually required payments under our capital lease obligations in existence as of March 31, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.
(3)	Represents the contractually required payments under our operating lease obligations in existence as of March 31, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.
(4)	Represents the contractually required payments under the various purchase obligations in existence as of March 31, 2013. No assumptions were made with respect to renewing the purchase obligations at the expiration date of their initial terms, no amounts are assumed to be prepaid and no assumptions were made for early termination of any obligations.

(5)	Represents the contractually required payments for our data center agreements in existence as of March 31, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease term at its expiration date.
(6)	This table does not include $14.9 million recorded as liabilities for unrecognized tax benefits (inclusive of $7.7 million of accrued interest and penalties) as of March 31, 2013 as we are unable to make reasonably reliable estimates of when cash settlement, if any, will occur with a tax authority because the timing of the examination and the ultimate resolution of the examination is uncertain. Refer to Note 11 to our unaudited consolidated financial statements for further discussion on income taxes.

Quantitative and Qualitative Disclosures about Market Risk

We face exposure to adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, primarily the euro, the British pound, and the Canadian dollar with respect to revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.

Foreign Currency Exchange Risk

Foreign currency transaction exposure results primarily from intercompany transactions and transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any gain or loss resulting from currency fluctuations is recorded on a separate line in our consolidated statements of operations. Net foreign currency transaction losses of $0.4 million were recorded for the three months ended March 31, 2013.

Foreign currency translation exposure results from the translation of the financial statements of our subsidiaries whose functional currency is not the U.S. dollar into U.S. dollars for consolidated reporting purposes. The balance sheets of these subsidiaries are translated into U.S. dollars using period-end exchange rates and their income statements are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in our consolidated balance sheets. Net foreign currency translation losses were not material for the three months ended March 31, 2013.

For the three months ended March 31, 2013, approximately 9.4% of our revenues and approximately 14.4% of our operating expenses were generated by subsidiaries whose functional currency is not the U.S. dollar and therefore are subject to foreign currency translation exposure. In addition, 5.2% of our assets and 6.1% of our liabilities were subject to foreign currency translation exposure as of March 31, 2013 as compared to 5.4% of our assets and 6.3% of our liabilities as of December 31, 2012.

Currently, our largest foreign currency exposures are those with respect to the euro and British pound. Relative to foreign currency exposures existing at March 31, 2013, a 10% unfavorable movement in foreign currency exchange rates would expose us to losses in earnings. For the three months ended March 31, 2013, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased pre-tax income by $0.7 million. The estimates used assume that all currencies move in the same direction at the same time. The potential change noted above is based on a sensitivity analysis performed on our financial position as of March 31, 2013. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. At this time, we do not hedge our foreign currency risk.

Interest Rate Fluctuation Risk

As we only hold cash, our cash balances are not subject to market risk due to changes in interest rates. The Term Loan under our Senior Secured Credit Facility, which earns variable rates of interest, exposes us to interest rate risk. Based on the $24.4 million outstanding principal amount of our variable-rate indebtedness at March 31, 2013 under the Term Loan, a one percentage point change in the interest rates above the floor of 4.5% would impact our future annual interest expense due under the debt by an aggregate of approximately $0.2 million. However, interest cannot decrease from the 4.5% rate we were paying as of March 31, 2013 as our Senior Secured Credit Facility does not allow for us to pay interest at a rate of less than 4.5% on our principal balances.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the three month periods ended March 31, 2013 and 2012. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”) that amended ASU 2011-12 and ASU 2011-05. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either in the consolidated statements of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. These amendments are disclosure related and will not have an impact on the Company’s financial position, results of operations, comprehensive income or cash flows. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. Accordingly, the Company adopted ASU 2013-02 in the first quarter of fiscal 2013. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. ASU 2012-02 permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test described in Accounting Standards Codification 350. In accordance with ASU 2012-02, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. ASU 2012-02 became effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company adopted this standard on January 1, 2013. Since the Company does not have any indefinite-lived intangible assets, the adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We have designed our internal control over financial reporting to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the audits of our financial statements as of and for the years ended December 31, 2010 and 2011, which were completed simultaneously, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting. Also, in late 2012, errors were identified on the statements of cash flows relating to interim periods ended June 30, 2012 and 2011 and September 30, 2012 and 2011 due to the material weaknesses described below. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following two material weaknesses, which existed as of and for the years ended December 31, 2010 and 2011, remained as of and for the year ended December 31, 2012:

•	we did not have sufficient formalized policies and procedures to ensure that complete and accurate, consolidated financial information was prepared and reviewed timely in accordance with U.S. GAAP;

•	we lacked sufficient and timely formalized monthly, quarterly and annual financial data reviews and analysis.

The previously identified material weaknesses as of and for the years ended December 31, 2010 and 2011 concerning the lack of sufficient integrated systems to consolidate multi-currency financial information in a complete, accurate and timely manner and lacking a sufficient number of resources to completely and accurately record accounting transactions in accordance with U.S. GAAP as well as resources with the technical accounting expertise to completely and accurately account for complex and unique transactions in a timely manner and to prepare and review financial statements and footnote disclosures were remediated as of December 31, 2012.

We continue our remediation efforts to address the remaining material weaknesses. Our efforts to date have included the following:

•

Implementation of Formalized Policies and Procedures—We have implemented a more structured monthly and quarterly close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, share-based compensations, and recognition of accruals. We continue to formalize and standardize our consolidation and financial reporting policies and procedures as well as create a uniform set of standards and guidelines for our finance and accounting personnel across our subsidiaries. This approach will allow us to streamline and enhance consistency of our reporting processes across multiple subsidiaries in the U.S. and Europe, and to strengthen our processes for year-end and quarter-end reporting. In addition, our policies and procedures will continue to expand and evolve as we continue to deploy more functionality of our upgraded accounting system.

•

Implementation of Financial Data Reviews—As a result of the additional employees added to the finance function as well as the implementation of certain functionality of our upgraded general ledger system, we are allowing for greater lead times between consolidation and reporting of financial information, which has provided and will continue to provide additional time for the review and analysis of monthly, quarterly and annual financial data and information. Although improved monthly quarterly and annual financial data reviews were implemented for a majority of our financial cycles in latter half of 2012, there were not enough instances of these reviews by the end of the fiscal year to obtain comfort that the newly implemented controls were operating effectively across all financial cycles to warrant a conclusion that the material weaknesses had been remediated by December 31, 2012.

The actions we have taken and will continue to take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. Plaintiffs filed an amended complaint on October 4, 2012 and changed the case caption to Brevard Extraditions, Inc., d/b/a U.S. Prisoner Transport, et al. v. Fleetmatics USA, LLC, et al. The amended complaint alleges that we intercepted, recorded, disclosed, and used thousands of telephone calls in violation of Florida Statutes Section 934.03. The amended complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The amended complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We moved to dismiss the amended complaint on October 18, 2012 and plaintiffs filed an opposition on November 1, 2012. Our motion to dismiss is pending before the court. This matter is in its early stages.